ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX SIGNS BROKERED PRIVATE PLACEMENT AGREEMENT

WITH CANACCORD

February 11, 2003

          AKV:TSX Venture Exchange

Acrex Ventures Ltd. (the “Company”) has retained Canaccord Capital Corporation to act as agent for a brokered private placement of up to 5,000,000 Units at a price of $0.22 per Unit – to provide the Company with gross proceeds of $1,100,000.

Each Unit will consist of 1 share of the Company and one-half a Warrant.  A full Warrant will be exercisable for 18 months from closing to buy an additional share of the Company at $0.27.

Canaccord will receive a cash commission of 9% of the proceeds realized from the sale of Units, of which Canaccord may elect to be paid up to half in Units, and agent’s warrants, having the same terms as the Warrants included in the Units, entitling Canaccord to buy shares equal to 20% of the number of Units sold.  Canaccord will also receive an administration fee payable in cash and shares and reimbursement of its expenses.

The placement will be offered in British Columbia, Alberta and Ontario and, potentially, in offshore jurisdictions.  Any shares issued as part of the Units, and any shares issued upon the exercise of Warrants, will be subject to a 4-month hold period.  The offering is subject to final documentation and acceptance by the TSX Venture Exchange.

The Company has carried out a magnetometer survey – initiated in December, 2002 – on its optioned Moneta, Michaud, Ontario property.  The survey consisted of approximately 36 line kilometers over the western reconnaissance target located approximately 2.5 kilometers to the west of the “55” zone.  Selected areas identified from the results of the magnetometer survey will be evaluated by geophysical IP surveys.  Drill targets will be identified from a compilation of both the magnetometer and IP data.

A drilling programme to evaluate targets in the “reconnaissance area” and to test extensions of the “55” gold mineralized system is proposed.  One or two holes may also be located to test the area to the north of the Southwest Zone where Barrick, in 1996, outlined an inferred resource of 2.4 million tonnes averaging 6.07 g/t gold to contain approximately 468,000 ounces of gold.  A total of 5,000 m of drilling is proposed.  The estimated cost of the further geophysical work and the drill programme is $700,000.

The Company presently has working capital of approximately $510,000.

Investor Relations -

Tel    604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.